ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

September 29, 2025

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on September 23, 2025.

↓ Please detach along perforated line and mail in the envelope provided. ↓

092925

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS
Resolutions presented for consideration by the Annual General Meeting of Shareholders on September 29, 2025
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. RESOLVED as an ordinary resolution: to elect the following persons as Class I Directors of the Company, pursuant to the Company's Articles of Association:

	FOR	AGAINST	ABSTAIN
a. Yan Zhang	☐	☐	☐
b. Chi Fai Choi	☐	☐	☐

2. RESOLVED as an ordinary resolution: to ratify, confirm, approve and adopt the appointment of GGF CPA LTD as auditor of the Company for the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor. ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. a. RESOLVED as an ordinary resolution: to approve the increase of the Company's authorized share capital by US$19,980,000,000, to be divided into 199,800,000,000,000 Ordinary Shares of a par value of US$0.0001 each, with the result of an authorized share capital of US$20,000,000,000, divided into 200,000,000,000,000 shares with a par value of US$0.0001 each, comprising of (a) 192,497,500,000,000 Class A Ordinary Shares, (b) 7,500,000,000,000 Class B Ordinary Shares, and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each, ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. b. RESOLVED as a special resolution, to approve that Section 6 of the forth amended and restated memorandum of association of the Company being replaced with the following: ☐ FOR ☐ AGAINST ☐ ABSTAIN

"6. The capital of the Company is US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$ 0.0001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine."

4. RESOLVED as an ordinary resolution, to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 3. ☐ FOR ☐ AGAINST ☐ ABSTAIN

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

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